Exhibit 99.1
ZEGNA GROUP REPORTS STRONG FIRST-HALF 2023 FINANCIAL RESULTS

•First Half 2023 profit1of €52.1 million, profit margin of 5.8%, and Adjusted EBIT2 of €119.9 million demonstrate broad-based strength.

•Adjusted EBIT Margin2 increased by 200 basis points to 13.3% thanks to a remarkable improvement in ZEGNA store productivity, and despite higher costs for growth.

•Group reaffirms its mid-term targets.

•Capital Markets Day to be held in New York on December 5, 2023.

September 13, 2023 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” “the Group,” or “the Company”) today announced profit of €52.1 million and a profit margin of 5.8% for the six months ended June 30, 2023, off revenues of €903.1 million for the same period, as announced on July 27, 2023. The Group recorded Adjusted EBIT of €119.9 million for the six months ended June 30, 2023, an increase of 45.0% year-over-year compared to €82.7 million in the first six months of 2022, and an Adjusted EBIT Margin of 13.3%, an increase of 200 basis points compared to 11.3% in the first six months of 2022. Adjusted Profit for the six months ended June 30, 2023, was €54.9 million, an increase of €32.1 million, or 140.5%, compared to €22.8 million for the first six months of 2022.

Ermenegildo “Gildo” Zegna, Chairman and CEO, said: “Throughout the first half of the year, Zegna Group’s unique capabilities have been on full display, contributing to continued and strong revenue growth. This is particularly evident in the outstanding performance in the United States and EMEA, as we communicated back in July, as well as in our significant progress towards growing profitability. Our performance during this six-month period again confirms the successful execution of our strategy, including our ZEGNA One Brand strategy – which is driving remarkable improvements in productivity across our direct-to-consumer stores, and our commitment to continue investing in marketing and advertising, as well as the expansion of distribution across all our brands. Our Made in Italy Luxury Textile Laboratory Platform, which directly benefit our group brands, continues to be an important part of our growth blueprint.”

“As we progress in the second half of the year, we continue to be extremely attentive on executing our plan, with a major focus on working alongside the new leadership team at TOM FORD FASHION to further develop and position the brand as an icon in ultra-luxury while also supporting the further expansion of the Thom Browne footprint. In this dynamic operating environment, we are encouraged by the strong growth we are seeing in the United States and EMEA but also acknowledge the impact of a milder recovery in Greater China. I am proud of our exceptional leadership team, and we are confident in the steps we have taken to position our portfolio of brands in the more resilient ultra-luxury segment and to strengthen the Group’s own retail network and achieve a more balanced geographical presence. There is rich and exciting potential for the Group’s three brands, and we look forward to continuing to execute our strategy to enhance their performance even further.”

1 Profit refers to profit of the Group (including profit attributable to non-controlling interests).
2 Adjusted Profit, Adjusted EBIT, Adjusted EBIT Margin, Adjusted Diluted Earnings per Share and Net Financial Indebtedness/(Cash Surplus) are non-IFRS financial measures. See the Non-IFRS Financial Measures section starting on page 11 of this press release for the definition of such non-IFRS measures and a reconciliation of such non-IFRS measures to the most directly comparable IFRS measures.

Key Financial Highlights for the First Half of 2023

	For the six months ended June 30,		Change
(€ thousands, except percentages and per share data)	2023	2022	2023 vs 2022	%
Revenues	903,059	728,993	174,066	23.9%
Operating profit	116,509	81,367	35,142	43.2%
Profit	52,116	21,021	31,095	147.9%
Profit margin	5.8%	2.9%
Adjusted EBIT	119,904	82,678	37,226	45.0%
Adjusted EBIT Margin	13.3%	11.3%
Adjusted Profit	54,885	22,823	32,062	140.5%
Diluted earnings per share in €	0.19	0.06
Adjusted Diluted Earnings per Share in €	0.20	0.07

Revenues by segment
Zegna	651,755	552,966	98,789	17.9%
Thom Browne	207,959	185,769	22,190	11.9%
Tom Ford Fashion	64,027	—	64,027	n.m.(*)
Eliminations	(20,682)	(9,742)	(10,940)	n.m.
Total Revenues	903,059	728,993	174,066	23.9%

Adjusted EBIT and Adjusted EBIT Margin by segment
Zegna	100,498	67,997	32,501	47.8%
	15.4%	12.3%

Thom Browne	31,521	31,562	(41)	(0.1%)
	15.2%	17.0%

Tom Ford Fashion	3,676	—	3,676	n.m.
	5.7%	n.m.

Corporate	(15,626)	(16,881)	1,255	(7.4%)

Eliminations	(165)	—	(165)	n.m.
Total Adjusted EBIT	119,904	82,678	37,226	45.0%
______________________________________ (*) Throughout this document “n.m.” means not meaningful.

(€ thousands)	At June 30, 2023	At December 31, 2022	June 30, 2023 vs December 31, 2022
Net Financial Indebtedness/(Cash Surplus)	17,033	(122,153)	139,186

Adjusted Profit, Adjusted EBIT, Adjusted EBIT Margin, Adjusted Diluted Earnings per Share, and Net Financial Indebtedness/(Cash Surplus) are non-IFRS financial measures. See the Non-IFRS Financial Measures section starting on page 11 of this press release for the definition of such non-IFRS measures and a reconciliation of such non-IFRS measures to the most directly comparable IFRS measures.

Review of First Half 2023 Financials3

Revenues
As reported on July 27, 2023, the Group recorded revenues of €903.1 million for the first half of 2023, up 23.9% year-over-year thanks to the strong double-digit growth seen in the Zegna (+17.9%, or 23.8% organic growth) and Thom Browne (+11.9%, or 13.6% organic growth) segments. These also include revenues of €64.0 million contributed by the Tom Ford Fashion segment following the acquisition of Tom Ford International (“TFI”) completed on April 28, 2023 (the “TFI Acquisition”). Full details of the Group’s revenues can be found in the Semi-Annual Report for the six months ended June 30, 2023, published today, and in the press release issued on July 27, 2023.

Profit, Adjusted Profit and Profit Margin
The Group’s profit for the first half of 2023 was €52.1 million, up 147.9% year-over-year from €21.0 million in the first half of 2022. Adjusted Profit for the first half of 2023 was €54.9 million, up 140.5% year-over-year from €22.8 million in the first half of 2022. The Group recorded a profit margin of 5.8% for the first half of 2023, compared to 2.9% for the first half of 2022. For additional information regarding Adjusted Profit, which is a non-IFRS financial measure, please see page 15.

Additional Financial Highlights

•Cost of Sales for the first half of 2023 was €323.2 million, up 15.4% year-over-year from €280.2 million in the second half of 2022. The increase was due to the impact of Tom Ford Fashion, including €3.6 million related to the partial effects of the purchase price step-up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition, as part of the acquisition method of accounting. Higher sales volumes were also a contributing factor to the cost of sales increase.

•Gross profit for the first half of 2023 was €579.8 million, up 29.2% year-over-year from €448.8 million in the second half of 2022. As a percentage of revenues, gross profit increased to 64.2% from 61.6% in the first half of 2022, mainly driven by a higher proportion of direct-to-consumer (“DTC”) sales. Price repositioning, the reduction of end-of-season sales as part of the ZEGNA One Brand Strategy, which started with the rollout of the Fall/Winter 2022 collection in the prior year, the higher incidence of Essentials products and the higher absorption of industrial fixed costs also drove the increase in gross profit as a percentage of revenues. In addition, gross profit in the first half of 2023 reflects costs of €3.6 million related to the partial effects of the purchase price step-up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition, as part of the acquisition method of accounting.

•Selling, general, and administrative expenses for the first half of 2023 were €415.8 million, compared with €332.9 million in the first half of 2022, up 24.9% year-over-year and slightly higher as a percentage of sales at 46.0% compared with 45.7% for the six months ended June 30, 2022. Expenses related to the Tom Ford International acquisition, variable rents, and higher personnel costs to reinforce the Group’s corporate governance and Thom Browne store expansions were the main drivers of the increase.

•Marketing expenses for the first half of 2023 were €47.5 million, compared with €34.6 million for the first half of 2022, up 37.4% year-over-year and representing 5.3% of revenues, compared with 4.7% in the first half of 2022, reflecting the continuation of the Group’s strategy to increase marketing expenses announced its Capital Markets Day in May 2022.

Adjusted EBIT and Adjusted EBIT Margin
The Group’s Adjusted EBIT for the first half of 2023 was €119.9 million, up 45.0% year-over-year from €82.7 million in the first half of 2022. Adjusted EBIT Margin was 13.3%, up from 11.3% in 2022. The increase in Adjusted EBIT Margin was driven by the execution of our ZEGNA One Brand strategy, which, among other factors, drove an increase in store productivity, more than offsetting costs to support the growth of the business, an increase in costs to expand the Thom Browne DTC network and the effects of integrating the Tom Ford Fashion business, for which we pay royalties and which was affected by the amortization of the license agreement.

Adjusted EBIT and Adjusted EBIT Margin by Segment
Zegna: Adjusted EBIT for the Zegna segment was €100.5 million for the first half of 2023, a 47.8% year-over-year increase, with an Adjusted EBIT Margin of 15.4%, compared to 12.3% in the same period in 2022. The Adjusted EBIT increase reflected the segment’s higher revenues, the pricing repositioning in line with the ZEGNA One Brand strategy, an overall improvement in our DTC store productivity, and higher absorption of industrial fixed costs in the supply chain. This was partially offset by increases in personnel costs as well as higher advertising and marketing expenses, in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022.

Thom Browne: Adjusted EBIT for the Thom Browne segment was €31.5 million for the first half of 2023, substantially in line with the same period in 2022. The segment’s Adjusted EBIT Margin was 15.2%, compared to 17.0% for the same period in 2022. Despite recording higher revenues, Adjusted EBIT Margin was restrained by costs related to the DTC store network expansion, with thirteen net store
3Starting with the six months ended June 30, 2023, the Group presents the semi-annual consolidated statement of profit and loss by function. For additional information see Note 2 — Basis of preparation, within the Semi-Annual Condensed Consolidated Financial Statements included within the Semi-Annual Report.

openings in the twelve months since June 30, 2022, which brought on an increase in personnel. In addition, an increase in advertising and marketing costs was in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022, including costs for the debut of the Thom Browne Haute Couture collection in Paris.

Tom Ford Fashion: The Tom Ford Fashion segment recorded Adjusted EBIT of €3.7 million and Adjusted EBIT Margin of 5.7% for the six months ended June 30, 2023. The Adjusted EBIT figure reflects costs of €4.4 million relating to the preliminary purchase price allocation process resulting from the TFI Acquisition, primarily related to inventory as noted above.

Corporate costs
Corporate costs amounted to €15.6 million in the first half of 2023 compared with €16.9 million in the first half of 2022.

Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, and Capital Expenditure

Net Financial Indebtedness was €17.0 million as of June 30, 2023, compared to a Cash Surplus of €122.2 million at December 31, 2022, and €103.1 million Net Financial Indebtedness at June 30, 2022, primarily reflecting the impact of the TFI Acquisition and capital expenditures, mainly to develop the Group’s store network.

Trade Working Capital was €465.4 million as of June 30, 2023, compared to €317.1 million at December 31, 2022, and €331.0 million at June 30, 2022, primarily as a result of higher inventories and trade receivables, reflecting the overall increase in operations to support the growth in sales and production volumes. The increase also reflects the consolidation of TFI’s Trade Working Capital of €85.9 million at June 30, 2023, including €3.6 million related to the partial effects of the purchase price step-up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition, as part of the acquisition method of accounting. As previously communicated, the increase in inventories also reflects the buildup of inventory of the Essentials collections, in line with the ZEGNA One Brand strategy, which is expected to normalize in the second half of 2023.

Fiscal Year 2023 and Medium-Term Outlook
On May 17, 2022, at its first Capital Markets Day, the Group announced its financial goals for the medium term, defined as the end of fiscal year 2025. Within that time frame the Group is anticipating revenues to exceed €2 billion and Adjusted EBIT to reach at least 15% of revenues, excluding the Tom Ford Fashion segment. The Group’s revenues for the first half of 2023, reported on July 27, 2023, showed that the Group was on this trajectory, and the full 1H 2023 results comfortably confirm that. The medium-term targets assume no further future escalation of the war in Ukraine, no significant macroeconomic or financial market deterioration, no further disruption linked to the COVID-19 pandemic in the Greater China Region (GCR) or elsewhere, and no other unforeseen events.

Capital Markets Day
The Group will host a Capital Markets Day on December 5, 2023, at New York Stock Exchange (NYSE) in New York, where it expects to unveil its updated medium- to long-term financial goals, including the Tom Ford Fashion segment.

Conference Call
As previously announced, at 7a.m. ET (1p.m. CET), the Group plans to host a webcast and conference call. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com. To participate in the call, please dial:

United States (Local): +1 646 307 1963
Italy (Local): +39 06 9480 0113
United Kingdom (Local): +44 20 3481 4247

Access Code: 6262821

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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Next Scheduled Announcement
The next scheduled announcement will be on October 24, 2023, in connection with the release of the Group’s 3Q 2023 revenues. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through an exclusive long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and for the year ended December 31, 2022 had revenues of approximately €1.5 billion.

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Contacts
Investor Relations / Group Communications / Media
Francesca Di Pasquantonio / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements
This communication, including the section “Outlook”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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First Half 2023 - Group Revenues Tables

Group Revenues by Segment

			H1 2023 vs H1 2022					Q2 2023 vs Q2 2022
(€ thousands, except percentages)	H1 2023	H1 2022	Reported Revenues	Constant Currency	Organic Growth	Q2 2023	Q2 2022	Reported Revenues	Constant Currency	Organic Growth

Revenues	903,059	728,993	23.9%	24.7%	21.5%	474,747	351,414	35.1%	37.4%	24.5%
Zegna	651,755	552,966	17.9%	18.4%	23.8%	332,431	269,443	23.4%	25.2%	28.2%
Thom Browne	207,959	185,769	11.9%	13.6%	13.6%	94,708	87,641	8.1%	10.8%	10.8%
Tom Ford Fashion	64,027	—	n.m.	n.m.	n.m.	64,027	—	n.m.	n.m.	n.m.
Eliminations	(20,682)	(9,742)	n.m.	n.m.	n.m.	(16,419)	(5,670)	n.m.	n.m.	n.m.

Group Revenues by Product Line

			H1 2023 vs H1 2022					Q2 2023 vs Q2 2022
(€ thousands, except percentages)	H1 2023	H1 2022	Reported Revenues	Constant Currency	Organic Growth	Q2 2023	Q2 2022	Reported Revenues	Constant Currency	Organic Growth

Total revenues	903,059	728,993	23.9%	24.7%	21.5%	474,747	351,414	35.1%	37.4%	24.5%
Zegna branded products	541,319	425,252	27.3%	28.4%	28.4%	269,430	201,273	33.9%	37.0%	37.0%
Thom Browne	206,951	185,166	11.8%	13.4%	13.4%	94,399	87,229	8.2%	11.0%	11.0%
Tom Ford Fashion	64,015	—	n.m.	n.m.	n.m.	64,015	—	n.m.	n.m.	n.m.
Textile	73,072	68,968	6.0%	5.2%	5.3%	39,254	38,724	1.4%	0.3%	0.6%
Third Party Brands	15,477	47,341	(67.3%)	(68.1%)	(4.4%)	6,567	22,939	(71.4%)	(71.8%)	(30.7%)
Other	2,225	2,266	(1.8%)	(2.3%)	(2.1%)	1,082	1,249	(13.4%)	(13.1%)	(12.7%)

Group Revenues by Sales Channel

					H1 2023 vs H1 2022							Q2 2023 vs Q2 2022
(€ thousands, except percentages)	H1 2023	% of Revenues	H1 2022	% of Revenues	Reported Revenues	Constant Currency	Organic Growth	Q2 2023	% of Revenues	Q2 2022	% of Revenues	Reported Revenues	Constant Currency	Organic Growth

Revenues	903,059	100.0%	728,993	100.0%	23.9%	24.7%	21.5%	474,747	100.0%	351,414	100.0%	35.1%	37.4%	24.5%
Direct to Consumer (DTC)
Zegna branded products	465,710		361,850		28.7%	30.3%	30.3%	236,114		177,941		32.7%	36.2%	36.2%
Thom Browne	82,924		66,174		25.3%	30.6%	30.6%	40,075		31,993		25.3%	33.7%	33.7%
Tom Ford Fashion	34,751		—		—%	n.m.	n.m.	34,751		—		—%	n.m.	n.m.
Total Direct to Consumer (DTC)	583,385	64.6%	428,024	58.7%	36.3%	38.6%	30.4%	310,940	65.5%	209,934	59.7%	48.1%	52.8%	35.8%
Wholesale
Zegna branded products	75,609		63,402		19.3%	17.9%	17.9%	33,316		23,332		42.8%	43.0%	43.0%
Thom Browne	124,027		118,992		4.2%	4.2%	4.2%	54,324		55,236		(1.7%)	(1.5%)	(1.5%)
Tom Ford Fashion	29,264		—		n.m.	n.m.	n.m.	29,264		—		n.m.	n.m.	n.m.
Third Party Brands and Textile	88,549		116,309		(23.9%)	(24.9%)	4.2%	45,821		61,663		(25.7%)	(26.7%)	(3.8%)
Total Wholesale	317,449	35.2%	298,703	41.0%	6.3%	5.5%	7.6%	162,725	34.3%	140,231	39.9%	16.0%	15.6%	6.0%
Other	2,225	0.2%	2,266	0.3%	n.m.	n.m.	n.m.	1,082	0.2%	1,249	0.4%	n.m.	n.m.	n.m.

Group Revenues by Geographical Area

			H1 2023 vs H1 2022					Q2 2023 vs Q2 2022
(€ thousands, except percentages)	H1 2023	H1 2022	Reported Revenues	Constant Currency	Organic Growth	Q2 2023	Q2 2022	Reported Revenues	Constant Currency	Organic Growth

Total revenues	903,059	728,993	23.9%	24.7%	21.5%	474,747	351,414	35.1%	37.4%	24.5%
EMEA (1)	322,680	260,627	23.8%	24.2%	21.4%	172,572	126,171	36.8%	37.9%	24.5%
of which Italy	151,464	125,996	20.2%	20.0%	16.8%	77,030	61,905	24.4%	24.1%	14.3%
of which UK	28,823	23,544	22.4%	24.2%	21.5%	18,442	12,574	46.7%	48.0%	24.3%
of which UAE	31,906	21,745	46.7%	45.1%	44.0%	15,506	10,377	49.4%	53.1%	50.8%
North America (2)	174,376	135,275	28.9%	25.7%	16.3%	108,742	73,472	48.0%	46.6%	16.2%
of which United States	156,747	124,291	26.1%	22.9%	12.5%	98,712	67,358	46.5%	45.3%	13.9%
Latin America (3)	15,736	12,525	25.6%	16.5%	16.5%	8,963	6,860	30.7%	23.9%	23.9%
APAC (4)	389,025	318,825	22.0%	25.4%	24.3%	183,772	144,009	27.6%	33.3%	28.7%
of which Greater China Region	306,835	247,193	24.1%	27.7%	27.2%	142,309	105,213	35.3%	42.0%	40.0%
of which Japan	39,597	30,240	30.9%	37.8%	32.6%	20,942	16,101	30.1%	36.8%	23.9%
Other (5)	1,242	1,741	(28.7%)	(28.9%)	(33.6%)	698	902	(22.6%)	(22.7%)	(31.9%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

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Group Monobrand(1) Store Network as of June 30, 2023

	As of June 30, 2023				As of December 31, 2022			As of June 30, 2022
Stores	Zegna	Thom Browne	Tom Ford Fashion	Group	Zegna	Thom Browne	Group	Zegna	Thom Browne	Group
EMEA (2)	69	10	4	83	65	10	75	69	10	79
Americas (3)	55	7	11	73	53	7	60	51	5	56
APAC	122	49	36	207	121	46	167	122	38	160
Total Direct to Consumer (DTC)	246	66	51	363	239	63	302	242	53	295
EMEA (2)	59	7	12	78	57	6	63	85	5	90
Americas (3)	63	3	51	117	64	4	68	68	3	71
APAC	35	33	7	75	35	32	67	33	30	63
Total Wholesale	157	43	70	270	156	42	198	186	38	224
Total	403	109	121	633	395	105	500	428	91	519
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at June 30, 2023 or at December 31, 2022 (14 Wholesale stores in EMEA at June 30, 2022). Although some stores may still be operating at June 30, 2023, they have not been supplied by Zegna since February 2022 and have therefore been excluded from Zegna's store count.
(3)Americas include North America and Latin America.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the six months ended June 30, 2023 and 2023
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2023	2022(*)
Revenues	903,059	728,993
Cost of sales	(323,228)	(280,182)
Gross profit	579,831	448,811
Selling, general and administrative expenses	(415,792)	(332,854)
Marketing expenses	(47,530)	(34,590)
Operating profit	116,509	81,367
Financial income	15,601	15,901
Financial expenses	(44,592)	(41,965)
Foreign exchange losses	(7,003)	(9,893)
Result from investments accounted for using the equity method	(2,237)	2,661
Profit before taxes	78,278	48,071
Income taxes	(26,162)	(27,050)
Profit	52,116	21,021
Attributable to:
Shareholders of the Parent Company	45,967	14,038
Non-controlling interests	6,149	6,983

Basic earnings per share in €	0.19	0.06
Diluted earnings per share in €	0.19	0.06

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(*) Starting with the six months ended June 30, 2023, the Group presents the semi-annual condensed consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and is consistent with international practice. In order to conform to this new presentation, the information for the six months ended June 30, 2022 has been reclassified compared to what was previously presented by the Group.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2023 and at December 31, 2022
(Unaudited)

(€ thousands)	At June 30, 2023	At December 31, 2022
Assets
Non-current assets
Intangible assets	543,896	455,908
Property, plant and equipment	148,420	126,139
Right-of-use assets	528,747	375,508
Investments accounted for using the equity method	12,743	22,648
Deferred tax assets	139,351	124,627
Other non-current financial assets	37,614	36,240
Total non-current assets	1,410,771	1,141,070
Current assets
Inventories	545,176	410,851
Trade receivables	217,208	177,213
Derivative financial instruments	17,985	22,454
Tax receivables	17,734	15,350
Other current financial assets	109,918	320,894
Other current assets	99,680	84,574
Cash and cash equivalents	255,040	254,321
Total current assets	1,262,741	1,285,657
Total assets	2,673,512	2,426,727
Liabilities and Equity
Equity attributable to shareholders of the Parent Company	761,953	678,949
Equity attributable to non-controlling interests	52,966	53,372
Total equity	814,919	732,321
Non-current liabilities
Non-current borrowings	112,747	184,880
Other non-current financial liabilities	151,712	178,793
Non-current lease liabilities	463,552	332,050
Non-current provisions for risks and charges	16,621	19,581
Employee benefits	28,134	51,584
Deferred tax liabilities	63,907	60,534
Total non-current liabilities	836,673	827,422
Current liabilities
Current borrowings	283,077	286,175
Other current financial liabilities	23,373	37,258
Current lease liabilities	121,761	111,457
Derivative financial instruments	2,186	2,362
Current provisions for risks and charges	15,458	13,969
Trade payables and customer advances	296,965	270,936
Tax liabilities	46,928	25,999
Other current liabilities	232,172	118,828
Total current liabilities	1,021,920	866,984
Total equity and liabilities	2,673,512	2,426,727

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2023 and 2022
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2023	2022
Operating activities
Profit	52,116	21,021
Income taxes	26,162	27,050
Depreciation, amortization and impairment of assets	86,983	88,204
Financial income	(15,601)	(15,901)
Financial expenses	44,592	41,965
Foreign exchange losses	7,003	9,893
Write downs and other provisions	962	654
Write downs of the provision for obsolete inventory	19,292	10,856
Result from investments accounted for using the equity method	2,237	(2,661)
Gains arising from the sale of fixed assets	—	(1,511)
Other non-cash expenses, net	18,839	11,776
Change in inventories	(79,454)	(51,806)
Change in trade receivables	(26,851)	(3,341)
Change in trade payables including customer advances	3,710	(2,014)
Change in other operating assets and liabilities	2,870	(69,396)
Interest paid	(13,480)	(10,974)
Income taxes paid	(21,797)	(25,440)
Net cash flows from operating activities	107,583	28,375
Investing activities
Payments for property, plant and equipment	(25,699)	(15,824)
Proceeds from disposals of property, plant and equipment	—	3,253
Payments for intangible assets	(8,801)	(12,715)
Proceeds from disposals of non-current financial assets	—	796
Payments for purchases of non-current financial assets	(585)	—
Proceeds from disposals of current financial assets and derivative instruments	221,869	31,040
Payments for acquisitions of current financial assets and derivative instruments	(6,023)	(21,204)
Business combinations, net of cash acquired	(108,575)	—
Acquisition of investments accounted for using the equity method	(11,228)	—
Net cash flows from/(used in) investing activities	60,958	(14,654)
Financing activities
Proceeds from borrowings	65,000	—
Repayments of borrowings	(173,407)	(76,687)
Repayments of other non-current financial liabilities	—	(3,919)
Payments of lease liabilities	(59,115)	(64,641)
Warrant redemption	4,409	—
Capital contribution	—	10,923
Sales of shares held in treasury	3,654	3,390
Dividends paid to non-controlling interests	(6,068)	(4,147)
Net cash flows used in financing activities	(165,527)	(135,081)
Effects of exchange rate changes on cash and cash equivalents	(2,295)	8,452
Net increase/(decrease) in cash and cash equivalents	719	(112,908)

Cash and cash equivalents at the beginning of the period	254,321	459,791
Cash and cash equivalents at the end of the period	255,040	346,883

Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit, Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic Growth). Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. An explanation of the relevance of each of the non-IFRS financial measures, a reconciliation of the non-IFRS financial measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations are set out below.

Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility, net income related to lease agreements and net impairment of leased and owned stores. Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.

Zegna’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of Zegna’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the profit margin and the Adjusted EBIT Margin for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(€ thousands, except percentages)	2023	2022
Profit	52,116	21,021
Income taxes	26,162	27,050
Financial income	(15,601)	(15,901)
Financial expenses	44,592	41,965
Foreign exchange losses	7,003	9,893
Result from investments accounted for using the equity method	2,237	(2,661)
Transaction costs related to acquisitions (1)	4,975	—
Costs related to the Business Combination (2)	1,059	1,090
Severance indemnities and provisions for severance expenses (3)	738	912
Legal costs for trademark disputes (4)	649	—
Special donations for social responsibility (5)	100	1,000
Net income related to lease agreements (6)	(4,126)	(5,000)
Net impairment of leased and owned stores (7)	—	3,309
Adjusted EBIT	119,904	82,678

Revenues	903,059	728,993
Profit margin (Profit / Revenues)	5.8%	2.9%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	13.3%	11.3%
________________________________________
(1)Relates to transaction costs of €4,975 thousand for the six months ended June 30, 2023 for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda.
(2)Costs related to the Business Combination of €1,059 thousand and €1,090 thousand for the six months ended June 30, 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(3)Relates to severance indemnities of €738 thousand and €912 thousand for the six months ended June 30, 2023 and 2022, respectively.
(4)Relates to legal costs of €649 thousand for the six months ended June 30, 2023 in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey for the six months ended June 30, 2023 (€100 thousand) and in Ukraine for the six months ended June 30, 2022 (€1,000 thousand).
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong and for the six months ended June 30, 2022 relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property.
(7)Net impairment of leased and owned stores for the six months ended June 30, 2022 includes impairment of €2,764 thousand for right-of-use assets, €530 thousand for property, plant and equipment and €15 thousand for intangible assets.

Adjusted EBITDA

Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses, depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility and net income related to lease agreements.

Zegna’s management uses Adjusted EBITDA to understand and evaluate Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBITDA for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(€ thousands)	2023	2022
Profit	52,116	21,021
Income taxes	26,162	27,050
Financial income	(15,601)	(15,901)
Financial expenses	44,592	41,965
Foreign exchange losses	7,003	9,893
Depreciation, amortization and impairment of assets	86,983	88,204
Result from investments accounted for using the equity method	2,237	(2,661)
Transaction costs related to acquisitions (1)	4,975	—
Costs related to the Business Combination (2)	1,059	1,090
Severance indemnities and provisions for severance expenses (3)	738	912
Legal costs for trademark disputes (4)	649	—
Special donations for social responsibility (5)	100	1,000
Net income related to lease agreements (6)	(4,126)	(5,000)
Adjusted EBITDA	206,887	167,573
________________________________________
(1)Relates to transaction costs of €4,975 thousand for the six months ended June 30, 2023 for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda.
(2)Costs related to the Business Combination of €1,059 thousand and €1,090 thousand for the six months ended June 30, 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(3)Relates to severance indemnities of €738 thousand and €912 thousand for the six months ended June 30, 2023 and 2022, respectively.
(4)Relates to legal costs of €649 thousand for the six months ended June 30, 2023 in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey for the six months ended June 30, 2023 (€100 thousand) and in Ukraine for the six months ended June 30, 2022 (€1,000 thousand).
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong and for the six months ended June 30, 2022 relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property.

Adjusted Profit
Adjusted Profit is defined as Profit adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility, net income related to lease agreements and net impairment of leased and owned stores, as well as the tax effects of the adjusting items.

Zegna’s management uses Adjusted Profit to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted Profit is useful for investors and analysts to better understand how management assesses Zegna’s underlying performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted Profit provides useful information to third party stakeholders in understanding and evaluating Zegna’s results.

The following table presents a reconciliation of Profit to Adjusted Profit for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(€ thousands)	2023	2022
Profit	52,116	21,021
Transaction costs related to acquisitions (1)	4,975	—
Costs related to the Business Combination (2)	1,059	1,090
Severance indemnities and provisions for severance expenses (3)	738	912
Legal costs for trademark disputes (4)	649	—
Special donations for social responsibility (5)	100	1,000
Net income related to lease agreements (6)	(4,126)	(5,000)
Net impairment of leased and owned stores (7)	—	3,309
Tax effects on adjusting items (8)	(626)	491
Adjusted Profit	54,885	22,823
________________________________________
(1)Relates to transaction costs of €4,975 thousand for the six months ended June 30, 2023 for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda.
(2)Costs related to the Business Combination of €1,059 thousand and €1,090 thousand for the six months ended June 30, 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(3)Relates to severance indemnities of €738 thousand and €912 thousand for the six months ended June 30, 2023 and 2022, respectively.
(4)Relates to legal costs of €649 thousand for the six months ended June 30, 2023 in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey for the six months ended June 30, 2023 (€100 thousand) and in Ukraine for the six months ended June 30, 2022 (€1,000 thousand).
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong and for the six months ended June 30, 2022 relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property.
(7)Net impairment of leased and owned stores for the six months ended June 30, 2022 includes impairment of €2,764 thousand for right-of-use assets, €530 thousand for property, plant and equipment and €15 thousand for intangible assets.
(8)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.

Adjusted Diluted Earnings per Share

Adjusted Diluted Earnings per Share is defined as diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility, net income related to lease agreements and net impairment of leased and owned stores, as well as the tax effects of the adjusting items and excluding the impact of non-controlling interests on the adjusting items.

Zegna’s management uses Adjusted Diluted Earnings per Share to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table presents a reconciliation of Profit to Adjusted Diluted Earnings per Share for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(€ thousands)	2023	2022
Profit	52,116	21,021
Transaction costs related to acquisitions (1)	4,975	—
Costs related to the Business Combination (2)	1,059	1,090
Severance indemnities and provisions for severance expenses (3)	738	912
Legal costs for trademark disputes (4)	649	—
Special donations for social responsibility (5)	100	1,000
Net income related to lease agreements (6)	(4,126)	(5,000)
Net impairment of leased and owned stores (7)	—	3,309
Tax effects on adjusting items (8)	(626)	491
Adjusted Profit	54,885	22,823
Impact of non-controlling interests (9)	6,231	6,990
Adjusted Profit attributable to shareholders of the Parent Company	48,654	15,833
Weighted average number of shares for diluted earnings per share	246,313,241	238,930,441
Diluted earnings per share in €	0.19	0.06
Adjusted Diluted Earnings per Share in €	0.20	0.07
________________________________________
(1)Relates to transaction costs of €4,975 thousand for the six months ended June 30, 2023 for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda.
(2)Costs related to the Business Combination of €1,059 thousand and €1,090 thousand for the six months ended June 30, 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(3)Relates to severance indemnities of €738 thousand and €912 thousand for the six months ended June 30, 2023 and 2022, respectively.
(4)Relates to legal costs of €649 thousand for the six months ended June 30, 2023 in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey for the six months ended June 30, 2023 (€100 thousand) and in Ukraine for the six months ended June 30, 2022 (€1,000 thousand).
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong and for the six months ended June 30, 2022 relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property.
(7)Net impairment of leased and owned stores for the six months ended June 30, 2022 includes impairment of €2,764 thousand for right-of-use assets, €530 thousand for property, plant and equipment and €15 thousand for intangible assets.
(8)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Diluted Earnings per Share using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.
(9)Represents the Profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instrument liabilities, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the semi-annual condensed consolidated statement of financial position), net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position).

Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2023 and at December 31, 2022:

(€ thousands)	At June 30, 2023	At December 31, 2022
Non-current borrowings	112,747	184,880
Current borrowings	283,077	286,175
Derivative financial instruments — Liabilities	2,186	2,362
Total borrowings, other financial liabilities and derivatives	398,010	473,417
Cash and cash equivalents	(255,040)	(254,321)
Derivative financial instruments — Assets	(17,985)	(22,454)
Other current financial assets(1)	(107,952)	(318,795)
Total cash and cash equivalents, other current financial assets and derivatives	(380,977)	(595,570)
Net Financial Indebtedness/(Cash Surplus)	17,033	(122,153)

________________________________________
(1)Includes (i) the Group’s investments in securities amounting to €105,752 thousand and €316,595 thousand at June 30, 2023 and December 31, 2022, respectively, and (ii) a financial receivable from an associated company of €2,200 thousand at both June 30, 2023 and December 31, 2022.

Trade Working Capital

Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.

Zegna’s management uses Trade Working Capital to understand and evaluate Zegna’s liquidity generation/absorption. Zegna’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at June 30, 2023 and at December 31, 2022:

(€ thousands)	At June 30, 2023	At December 31, 2022
Current assets	1,262,741	1,285,657
Current liabilities	(1,021,920)	(866,984)
Working capital	240,821	418,673
Less:
Derivative financial instruments	17,985	22,454
Tax receivables	17,734	15,350
Other current financial assets	109,918	320,894
Other current assets	99,680	84,574
Cash and cash equivalents	255,040	254,321
Current borrowings	(283,077)	(286,175)
Current lease liabilities	(121,761)	(111,457)
Derivative financial liabilities	(2,186)	(2,362)
Other current financial liabilities	(23,373)	(37,258)
Current provisions for risks and charges	(15,458)	(13,969)
Tax liabilities	(46,928)	(25,999)
Other current liabilities	(232,172)	(118,828)
Trade Working Capital	465,419	317,128
of which trade receivables	217,208	177,213
of which inventories	545,176	410,851
of which trade payables and customer advances	(296,965)	(270,936)

***

Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic Growth)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where Zegna operates as a licensee.

In calculating Organic Growth, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired or disposed in the current year or prior year are excluded from both periods. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods.
(3)Changes in license agreements where Zegna operates as a licensee – Revenues generated from license agreements where Zegna operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where Zegna operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, sales channels or geographies of the underlying license agreements.

We believe the presentation of Organic Growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic Growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where Zegna operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of revenue growth to organic growth, excluding the effects of foreign exchange, acquisitions and disposals and changes in license agreements where Zegna operates as a licensee, by segment, by product line, by sales channel and by geography:

•for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 (H1 2023 vs H1 2022);
•for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 (Q1 2023 vs Q1 2022); and
•for the three months ended June 30, 2023 compared to the three months ended June 30, 2022 (Q2 2023 vs Q2 2022).

Segment

	H1 2023 vs H1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna	17.9%	(0.5)%	1.4%	(6.8)%	23.8%
Thom Browne	11.9%	(1.7)%	—%	—%	13.6%
Tom Ford Fashion(*)	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	23.9%	(0.8)%	8.8%	(5.6)%	21.5%
________________________________________
(*) Throughout this section considered not meaningful (n.m.) as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023, therefore there is no comparison figure for the period.

	Q1 2023 vs Q1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna	12.6%	0.7%	—%	(7.8)%	19.7%
Thom Browne	15.4%	(0.7)%	—%	—%	16.1%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	13.4%	0.3%	—%	(5.8%)	18.9%

	Q2 2023 vs Q2 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna	23.4%	(1.8%)	2.7%	(5.7%)	28.2%
Thom Browne	8.1%	(2.7%)	—%	—%	10.8%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%

Product line

	H1 2023 vs H1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Zegna branded products	27.3%	(1.1%)	—%	—%	28.4%
Thom Browne	11.8%	(1.6%)	—%	—%	13.4%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	6.0%	0.8%	(0.1%)	—%	5.3%
Third Party Brands	(67.3%)	0.8%	(0.1%)	(63.6%)	(4.4%)
Other	(1.8%)	0.5%	(0.2%)	—%	(2.1%)
Total for Zegna Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%

	Q1 2023 vs Q1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Zegna branded products	21.4%	0.6%	—%	—%	20.8%
Thom Browne	14.9%	(0.7%)	—%	—%	15.6%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	11.8%	0.3%	—%	—%	11.5%
Third Party Brands	(63.5%)	1.1%	—%	(129.0%)	64.4%
Other	12.4%	1.8%	—%	—%	10.6%
Total for Zegna Group	13.4%	0.3%	—%	(5.8%)	18.9%

	Q2 2023 vs Q2 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Zegna branded products	33.9%	(3.1%)	—%	—%	37.0%
Thom Browne	8.2%	(2.8%)	—%	—%	11.0%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	1.4%	1.1%	(0.3%)	—%	0.6%
Third Party Brands	(71.4%)	0.4%	—%	(41.1%)	(30.7%)
Other	(13.4%)	(0.3%)	(0.4%)	—%	(12.7%)
Total for Zegna Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%

Sales channel

	H1 2023 vs H1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Direct to Consumer (DTC)
Zegna branded products	28.7%	(1.6%)	—%	—%	30.3%
Thom Browne	25.3%	(5.3%)	—%	—%	30.6%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	36.3%	(2.3%)	8.2%	—%	30.4%

Wholesale
Zegna branded products	19.3%	1.4%	—%	—%	17.9%
Thom Browne	4.2%	—%	—%	—%	4.2%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(23.9%)	1.0%	(0.1%)	(29.0%)	4.2%
Total Wholesale	6.3%	0.8%	9.7%	(11.8%)	7.6%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%

	Q1 2023 vs Q1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Direct to Consumer (DTC)
Zegna branded products	24.8%	0.2%	—%	—%	24.6%
Thom Browne	25.4%	(2.4%)	—%	—%	27.8%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	24.9%	(0.2%)	—%	—%	25.1%

Wholesale
Zegna branded products	5.5%	1.8%	—%	—%	3.7%
Thom Browne	9.3%	0.1%	—%	—%	9.2%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(21.8%)	1.1%	—%	(38.2%)	15.3%
Total Wholesale	(2.4%)	0.9%	—%	(12.3%)	9.0%
Other	12.4%	1.8%	—%	—%	10.6%
Total for Zegna Group	13.4%	0.3%	—%	(5.8%)	18.9%

	Q2 2023 vs Q2 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Direct to Consumer (DTC)
Zegna branded products	32.7%	(3.5%)	—%	—%	36.2%
Thom Browne	25.3%	(8.4%)	—%	—%	33.7%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	48.1%	(4.7%)	17.0%	—%	35.8%

Wholesale
Zegna branded products	42.8%	(0.2%)	—%	—%	43.0%
Thom Browne	(1.7%)	(0.2%)	—%	—%	(1.5%)
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(25.7%)	1.0%	(0.2%)	(22.7%)	(3.8%)
Total Wholesale	16.0%	0.4%	20.8%	(11.2%)	6.0%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%

Geographical area

	H1 2023 vs H1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
EMEA (1)	23.8%	(0.4)%	8.7%	(5.9)%	21.4%
of which Italy	20.2%	0.2%	6.3%	(3.1)%	16.8%
of which UK	22.4%	(1.8)%	20.7%	(18.0)%	21.5%
of which UAE	46.7%	1.6%	—%	1.1%	44.0%
North America (2)	28.9%	3.2%	23.3%	(13.9)%	16.3%
of which United States	26.1%	3.2%	23.3%	(12.9)%	12.5%
Latin America (3)	25.6%	9.1%	—%	—%	16.5%
APAC (4)	22.0%	(3.4)%	2.9%	(1.8)%	24.3%
of which Greater China Region	24.1%	(3.6)%	1.0%	(0.5)%	27.2%
of which Japan	30.9%	(6.9)%	9.1%	(3.9)%	32.6%
Other (5)	(28.7)%	0.2%	4.7%	—%	(33.6)%
Total for Zegna Group	23.9%	(0.8)%	8.8%	(5.6)%	21.5%

	Q1 2023 vs Q1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
EMEA (1)	11.6%	—%	—%	(7.0)%	18.6%
of which Italy	16.1%	0.2%	—%	(3.4)%	19.3%
of which UK	(5.4)%	(2.0)%	—%	(21.4)%	18.0%
of which UAE	44.3%	6.2%	—%	—%	38.1%
North America (2)	6.2%	4.4%	—%	(14.5)%	16.3%
of which United States	1.9%	4.3%	—%	(13.3)%	10.9%
Latin America (3)	19.6%	11.5%	—%	—%	8.1%
APAC (4)	17.4%	(1.5)%	—%	(1.7)%	20.6%
of which Greater China Region	15.9%	(1.3)%	—%	(0.6)%	17.8%
of which Japan	31.9%	(6.9)%	—%	(4.0)%	42.8%
Other (5)	(35.2)%	0.3%	—%	—%	(35.5)%
Total for Zegna Group	13.4%	0.3%	—%	(5.8)%	18.9%

	Q2 2023 vs Q2 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
EMEA (1)	36.8%	(1.1)%	18.1%	(4.7)%	24.5%
of which Italy	24.4%	0.3%	12.7%	(2.9)%	14.3%
of which UK	46.7%	(1.3)%	38.6%	(14.9)%	24.3%
of which UAE	49.4%	(3.7)%	—%	2.3%	50.8%
North America (2)	48.0%	1.4%	43.7%	(13.3)%	16.2%
of which United States	46.5%	1.2%	44.0%	(12.6)%	13.9%
Latin America (3)	30.7%	6.8%	—%	—%	23.9%
APAC (4)	27.6%	(5.7)%	6.3%	(1.7)%	28.7%
of which Greater China Region	35.3%	(6.7)%	2.5%	(0.5)%	40.0%
of which Japan	30.1%	(6.7)%	16.7%	(3.8)%	23.9%
Other (5)	(22.6)%	0.1%	9.2%	—%	(31.9)%
Total for Zegna Group	35.1%	(2.3)%	18.4%	(5.5)%	24.5%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties

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Capital expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

The following table shows a breakdown of capital expenditure by category for each of the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
(€ thousands)	2023	2022
Payments for property, plant and equipment	25,699	15,824
Payments for intangible assets	8,801	12,715
Capital expenditure	34,500	28,539

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